Exhibit 99.46

Madrid/Roma, 5 de julio de 2007

COMISIÓN NACIONAL DEL MERCADO DE VALORES
Dirección de Mercados Primarios
Paseo de la Castellana, 19
28046 Madrid

Muy señores nuestros:

En cumplimiento de lo dispuesto en el Artículo 82 de la Ley 24/1988, de 28 de julio, de Mercado de Valores (en adelante, “LMV”), ACCIONA, S.A. (en adelante, “ACCIONA”) y ENEL ENERGY EUROPE S.r.l. (en adelante, “ENEL”) (en lo sucesivo conjuntamente denominadas como los “Oferentes”), comunican el siguiente:

Dear Sirs,

In compliance with section 82 of Act 24/1988, of July 28th, on the Securities Market (hereinafter, “LMV”), ACCIONA, S.A. (hereinafter, “ACCIONA”) and ENEL ENERGY EUROPE S.r.l. (hereinafter, “ENEL”) (hereinafter jointly referred to as the “Offerors”), hereby report the following:

HECHO RELEVANTE	RELEVANT INFORMATION

La Comisión de la Comunidad Europea, mediante Resolución de 5 de julio de 2007, ha resuelto no oponerse a la concentración por la cual Acciona y Enel adquieren control conjunto de Endesa, S.A.mediante oferta conjunta. Se adjunta nota de prensa emitida por la Comisión sobre su decisión.

The Commission of the European Communities by Resolution dated July 5, 2007, has decided not to oppose the concentration by which Acciona and Enel acquire joint control of the undertaking Endesa, S.A. by way of a joint takeover. The press release issued by the Comission is attached to this relevant fact.

Atentamente/Yours faithfully,
ACCIONA, S.A. P.p. _________________________	ENEL ENERGY EUROPE S.r.l. P.p. _______________________

IP/07/1023

Brussels, 5th July 2007

Mergers: Commission approves planned acquisition of Endesa by Enel and Acciona

The European Commission has approved under the EU Merger Regulation the acquisition of sole control through a public takeover bid for Endesa S.A., a Spanish energy company mainly active in the electricity sector, by ENEL S.p.A., based in Italy, and Acciona S.A., based in Spain. After examining the operation, the Commission concluded that the proposed transaction would not significantly impede effective competition in the European Economic Area (EEA) or any substantial part of it.

ENEL is an Italian electricity operator, active in the generation, distribution and supply of electricity mainly in Italy, where it is the main provider of electricity to both domestic and industrial users, and also in Spain, Bulgaria, Romania, Slovakia, Russia, France, and North and South America. It is also active in the purchase and sale of natural gas for domestic electricity generation and gas operations in Italy.

Acciona is a corporate group primarily based in Spain, whose main lines of business are the development and management of infrastructure and real estate projects, the provision of transport, urban and environmental services, as well as the development and operation of renewable energies.

Endesa is a Spanish electricity operator that is to a limited extent also active in other European countries, in particular in Portugal, France, Italy, Germany and Poland. In addition, Endesa is active in South America and North Africa. In Spain, Endesa is also present in the gas sector. Endesa’s shares are listed on the Madrid and the New York stock Exchanges.

On 26th March 2007 ENEL and Acciona agreed to acquire joint control of Endesa by launching a joint public bid for the shares in Endesa that they do not already own or control. In a parallel operation, that falls outside the scope of the Merger Regulation and will therefore be examined by the national competition authorities, Acciona plans to acquire sole control over Endesa's renewable energy business.

On 2nd April 2007 ENEL, Acciona and E.on agreed that ENEL and Endesa will transfer a number of rights and assets to E.ON, an energy company headquartered in Germany with its main activities in the generation, transmission and supply of electricity and gas, which are carried out throughout Europe and in the US. These rights and assets include ENEL's existing electricity generation, distribution and supply business in Spain (except for its stake in EUFER), certain additional Endesa assets located in Spain, and Endesa's current business in Italy, together with related businesses in France, Poland and Turkey. These businesses do not fall within the scope of the notified concentration since ENEL and Acciona would not acquire any lasting control over them.

The planned transaction concerns mainly the electricity sector. The parties have very limited overlapping activities in electricity markets in Portugal, Germany and Greece. However, taking into account the divestments to E.ON of part of Endesa's activities, the only markets affected as a result of the planned transaction would be the generation/wholesale and retail supply of electricity in Spain.

The Commission's investigation found that the proposed transaction would not significantly strengthen Endesa’s position in any of these markets. In particular, the transaction would bring about a very limited increment of the combined share of installed capacity and even a reduction of market shares on the generation and wholesale supply market. Moreover, the removal of Acciona as an independent player is not likely to lead to any significant non-coordinated effects in the market, in particular in the light of the corresponding reinforcement of the independent player Viesgo, previously controlled by Enel and which is due to be controlled by E.ON. The proposed transaction would lead to an increase of both Viesgo's generation capacity and market shares. Moreover, a number of other competitors such as Iberdrola, Union Fenosa and Gas Natural will remain active in this market. The Commission's investigation also showed that the merger would not appreciably increase the ability and incentives of the main electricity suppliers in Spain to coordinate their activity on the market.

On the retail supply side, competition concerns may be excluded given the minimal overlap of the parties' activities.

Similarly, the transaction is not likely to have negative effects on any of the vertically related markets on which the parties are active (gas infrastructure, gas distribution, wholesale and retail supply, coal mining as well as CO2 emission rights and financial electricity trading), given the parties' limited positions and/or the different geographic scope of their activities on these markets.

More information on the case will be available at:
http://ec.europa.eu/comm/competition/mergers/cases/index/m93.html#m_4685